EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2010	2009	2008	2007	2006

Determination of Earnings:
Income before taxes	$2,843	$2,049	$600	$3,576	$3,148
Add (Deduct):
Amortization of capitalized interest	21	21	22	22	22
Fixed charges	451	540	542	543	488
Equity income, net of distributions	(30)	(26)	(63)	(10)	(7)

Total earnings, as defined	$3,285	$2,584	$1,101	$4,131	$3,651

Fixed Charges:
Rents(a)	$65	$81	$86	$87	$114
Interest and other financial charges	386	459	456	456	374

	451	540	542	543	488
Capitalized interest	16	15	26	22	22

Total fixed charges	$467	$555	$568	$565	$510

Ratio of Earnings to Fixed Charges	7.03	4.66	1.94	7.31	7.16

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.